Filed pursuant to Rule 433

Registration Statement No. 333-129000

August 3, 2006

Relating to Prospectus Supplement

Dated July 27, 2006

The Federative Republic of Brazil

Ministry of Finance

Secretaria do Tesouro Nacional

Esplanada dos Ministérios

Brasília, DF

Brazil

FOR IMMEDIATE RELEASE

August 3, 2006

BRASÍLIA, BRAZIL – The Federative Republic of Brazil (“Brazil”), in accordance with the schedule of its previously announced invitation (the “Invitation”) to owners of the outstanding bonds listed below (the “Old Bonds”) to submit one or more offers to exchange Old Bonds for 7.125% Global Bonds due 2037 (the “2037 Global Bonds”), hereby announces that it expects to issue approximately U.S.$500 million aggregate principal amount of new 2037 Global Bonds pursuant to its invitation to exchange announced on July 27, 2006 (the “Invitation”). The definitive amount of 2037 Global Bonds to be issued is subject to final confirmation by the exchange agent.

The 2037 Global Bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$1,500,000,000 aggregate principal amount of Brazil’s outstanding 7.125% Global Bonds due 2037. Capitalized terms used but not defined in this notice are defined in the Prospectus Supplement dated July 27, 2006 (the “Prospectus Supplement”), to the Prospectus dated October 24, 2005 attached thereto, describing the Invitation and the terms of the 2037 Global Bonds.

The Invitation expired yesterday, August 2, 2006 at 3:00 P.M., New York City time.

Series of Old Bonds(1)	ISIN	Common Code
12.75% U.S. Dollar-Denominated Global Bonds due 2020 (the “12.75% Bonds due 2020”)	US105756AK66	010616123
8 7/8% U.S. Dollar-Denominated Global Bonds due 2024 (the “8 7/8% Bonds due 2024”)	US105756AR10	012631375
8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B (the “8 7/8% Bonds due 2024, Series B”)	US105756AZ36	017244388
10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027 (the “10 1/8% Bonds due 2027”)	US105756AE07	007687117
12 1/4% U.S. Dollar-Denominated Global Bonds due 2030 (the “12 1/4% Bonds due 2030”)	US105756AL40	010862957

(1)	Each series of Old Bonds is listed on the Luxembourg Stock Exchange.

The clearing spread differential for each series of the Old Bonds accepted in exchange for 2037 Global Bonds and the resulting Old Bond exchange price for each series of the Old Bonds accepted in exchange for 2037 Global Bonds, and the approximate aggregate principal amount of each series of Old Bonds accepted in exchange for 2037 Global Bonds are as follows:

Series of Old Bonds	Clearing Spread Differential	Old Bond Exchange Price (per $1,000 principal amount)	Approximate Aggregate Principal Amount Accepted in Exchange for 2037 Global Bonds
12.75% Bonds due 2020	-14 basis points	$1,493.73	$8,720,000
8 7/8% Bonds due 2024	0 basis points	$1,171.33	$44,334,000
8 7/8% Bonds due 2024, Series B	0 basis points	$1,171.33	$62,893,000
10 1/8% Bonds due 2027	4 basis points	$1,313.71	$48,578,000
12 1/4% Bonds due 2030	0 basis points	$1,576.85	$335,818,000

The UST Benchmark Rate (as defined in the Prospectus Supplement) is 5.10%.

As previously announced, the 2037 Global Bond re-offer spread is 205 basis points.

The 2037 Global Bond re-offer price is $996.84 (per $1,000 principal amount).

There was no proration of the amount of Old Bonds accepted for exchange.

Copies of the Invitation materials may be obtained from Global Bondholder Services Corporation, as information agent, at 65 Broadway, Suite 723, 7th Floor, New York, New York 10006, telephone +1 (212) 430-3774 or in the U.S. toll free (866) 736-2200, from Deutsche Bank Luxembourg SA, as Luxembourg exchange agent, at 2 Boulevard Konrad Adenauer, L-1115 Luxembourg, Luxembourg, telephone +35-2-421 22460 or from either of the joint dealer managers.

Citigroup (telephone 800-558-3745 (toll free inside the United States) or +1 212-723-6106 (collect outside the United States)) and Deutsche Bank Securities Inc. (telephone 866-627-0391 (toll free inside the United States) or +1 212-250-2955 (collect outside the United States)) are acting as joint dealer managers for the Invitation.

This communication does not constitute an invitation to participate in the Invitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. Brazil is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Brazil to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by that joint dealer manager or such affiliate on behalf of Brazil in that jurisdiction.

Brazil: The Invitation is not subject to or eligible for registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) in Brazil and may not be publicly made to Brazilian residents.

Accordingly, bondholders are hereby notified that the Invitation is not subject to registration and has not been registered with the CVM. The bonds subject to this Invitation are not eligible for and have not been registered with the CVM. Documents relating to this Invitation may not be supplied to the public in Brazil, nor be used in connection with any Invitation to the public in Brazil for offers of the bonds.

A prospectus supplement of Brazil accompanies this communication and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/205317/000119312506154811/d424b5.htm.

Brazil has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Brazil has filed with the SEC for more complete information about Brazil and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers or the information agent will arrange to send you the prospectus if you contact one of them at the phone numbers specified above.

UNITED KINGDOM: Stabilisation/FSA